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CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED

BY ELECTRONIC SUBMISSION

February 21, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C.
U.S.A. 20549-0406

Attention:	Kathleen Collins Accounting Branch Chief

Subject:	Cognos Incorporated Form 10-K for the fiscal year ended February 28, 2005 filed April 29, 2005 File no. 033-72402

Ladies and Gentlemen:

This letter is being furnished in response to comments contained in the letter dated February 9, 2006 (the “Letter”) from Kathleen Collins, Accounting Branch Chief, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Tom Manley, Senior Vice President Finance & Administration and Chief Financial Officer, of Cognos Incorporated (the “Corporation”) as clarified in the telephone conversation on February 14, 2006 between Patrick Gilmour, Staff Accountant of the Commission and Frank Paveck, Vice President, Corporate Controller and Jason Burke, Director Global Consolidations, of Cognos Incorporated. The comments and the Corporation’s responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

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Form 10-K for the fiscal year ended February 28, 2005

Critical Accounting Estimates, page 44

COMMENT

We note your response to our previous comment no. 1 and the information provided in Appendix A to such response. With regards to this information, please provide the following:

•	In response to our comment no. 2 in your letter dated December 5, 2005, you indicate that for arrangements in which product support is a named element of an arrangement but is not separately negotiated as part of the order agreement and no renewal rate is stipulated within the agreement, the Company allocates a portion of the arrangement fee to product support based on a percentage of the license fee. Tell us which percentage, as provided in Appendix A, is used as VSOE for such contracts (i.e. the low end, the high end or the median). Also, tell us how you determined that the ranges for each class of customer are representative of VSOE for product support when contracts do not include a stated renewal rate. For instance, how did you evaluate the percentage of contracts that fall within the low and high end of the range and how did you evaluate the deviation from the median point of the ranges to determine that such ranges are sufficiently clustered to conclude that VSOE of fair value exists for each class of customer as defined in your response.

RESPONSE

The staff is supplementally advised that for arrangements in which product support is a named element and no renewal rate is stipulated in the contract the Corporation allocates a portion of the arrangement fee to product support as follows:

•	If the product support fee has not been separately negotiated, in substantially all cases the Corporation allocates 20% of the arrangement fee to product support. This equates to 25% of the post-allocation license fee, which is the high end of the percentage ranges by customer class and is consistent with the Corporation’s list price percentage for product support which is approved by the Corporation’s pricing committee.

•	If the product support fee has been separately negotiated, the Corporation compares the negotiated product support percentage (the separately negotiated fee expressed as a percentage of the license fee), to the applicable percentage range by customer class as provided in Appendix A of our response of January 23, 2006. If the product support percentage is within or above the applicable percentage range, the Corporation will use the separately negotiated fee and will not allocate an additional amount of the arrangement fee to product support. If the product support percentage is below the minimum percentage of the applicable percentage range, the Corporation sets the percentage of the arrangement fee allocated to product support to the low end of the applicable range. This allocation is undertaken to ensure that the first year product support allocation is substantive.

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The above approach applies irrespective of the customer class, or value of software purchased in the relevant year, and the amounts allocated to product support are representative of VSOE because they are indicative of (a) the product support renewal fees typically quoted by the Corporation for a subsequent year of product support and (b) the optimal product support renewal fees obtainable by the Corporation. For example:

•	If the product support fee has not been separately negotiated and there is no renewal rate stated, the Corporation typically quotes to the customer a first year product support renewal fee at 20% of the original arrangement fee (25% of the post-allocation license fee which is our list price percentage for product support).

•	If the product support fee has been separately negotiated and there is no renewal rate stated, the Corporation typically quotes to the customer a first year product support renewal fee equal to the separately negotiated product support fee of the original arrangement.

•	The Corporation's quantitative review referenced in our letter of January 23, 2006 substantiates that the product support percentage in the first year is representative of the optimal product support renewal fees. [TEXT REDACTED]

Since a substantial majority of the Corporation’s product support renewal fees are (a) [TEXT REDACTED] and (b) within the percentage ranges presented in our response of January 23, 2006, the Corporation concludes that the ranges for each class of customer are representative of VSOE for product support for each such class, including when contracts do not include a stated renewal rate.

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COMMENT

•	You indicate that the analysis does not account for software licenses that have an aggregate license value of $50,000 or less. We note the median and average product support renewal percentage indicated in your response. Tell us what portion of the customers fall within this range.

RESPONSE

In the quantitative review referenced in our letter of January 23, 2006, software licenses that have an aggregate license value of $50,000 or less constitute approximately 62% of our customers and approximately 11% of our license revenue. Appendix A (Customers Purchasing less than $50,000, Reasonable Ranges and Results of Substantive Analysis of Support Renewals) of this letter contains the results of a quantitative review of these transactions. The Corporation’s revenue allocation practices are the same as outlined above for such software licenses.

We trust that these responses appropriately address your queries. If there are further clarifications required, we would welcome the opportunity for a discussion. I can be contacted at (613) 738-1440 with any questions concerning this letter.

Yours truly,

COGNOS INCORPORATED

/s/ Tom Manley

Tom Manley
Senior Vice President, Finance & Administration
    and Chief Financial Officer

cc:	Patrick Gilmore, Staff Accountant W. John Jussup, General Counsel Kevin M. Barry, U.S. Securities Counsel Rob C. Scullion, Ernst & Young

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Appendix A—Customers Purchasing less than $50,000, Reasonable Ranges and Results of Substantive Analysis of Support Renewals

(1)	(2)		(3)	(4)			(5)

Category as requested	Reasonable Range		Median based on actual renewal transactions	Percentage of customers based on actual renewal transactions			Percentage of customer revenue based on actual renewal transactions

	Acceptable low end of reasonable range	List Price Percentage for support (high end of range)		Below range	In range	Above range	Below range	In range	Above range

Purchases less than $50,000 in year of review	[TEXT REDACTED]	25%	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]

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